EXHIBIT 12

Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
	(dollars in thousands)
Income before tax	$149,781	$141,620	$117,785	$87,010	$63,705
Fixed charges:
Interest expense on borrowings	1,216	1,027	989	1,878	3,690
Estimate of interest within rental expense (1/3 of rental expense)	2,887	2,453	2,780	2,839	1,515
Subtotal for fixed charges	$4,103	$3,480	$3,769	$4,717	$5,205
Preferred dividend requirement on a pre-tax basis	242	211	148	49	—
Fixed charges and preferred dividends, excluding interest on deposits	$4,345	$3,691	$3,917	$4,766	$5,205
Interest expense on deposits	$3,134	$2,977	$3,005	$3,962	$5,887
Fixed charges and preferred dividends, including interest on deposits	$7,479	$6,668	$6,922	$8,728	$11,092

Total earnings and fixed charges, excluding interest on deposits	$153,884	$145,100	$121,554	$91,727	$68,910
Total earnings, fixed charges and preferred dividends, excluding interest on deposits	$154,126	$145,311	$121,702	$91,776	$68,910
Total earnings and fixed charges, including interest on deposits	$157,018	$148,077	$124,559	$95,689	$74,797
Total earnings, fixed charges and preferred dividends, including interest on deposits	$157,260	$148,288	$124,707	$95,738	$74,797
Ratio of Earnings to Fixed Charges
Including interest on deposits	21.70%	22.93%	18.39%	11.03%	6.74%
Excluding interest on deposits	37.51%	41.70%	32.25%	19.45%	13.24%
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Including interest on deposits	21.03%	22.24%	18.02%	10.97%	6.74%
Excluding interest on deposits	35.47%	39.37%	31.07%	19.26%	13.24%